

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 6, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (310) 538-0114

Robert E. Dose
Vice President, Secretary and Treasurer
Virco Mfg. Corporation
2027 Harpers Way, Torrance
Torrance, California 90501

> **Re:** **Virco Mfg. Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 18, 2006**
> **File No. 333-135618**

Dear Mr. Dose:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 17

1. We note your response to comment 7 of our letter dated July 28, 2006. Please revise your registration statement to disclose the interest rate, maturity, and amount of indebtedness that you intend to repay in part with the proceeds of the June 6, 2006, transaction. If such indebtedness was incurred within twelve months, disclose your use of the proceeds of the indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Exhibits
Exhibit 5.1, Opinion of Gibson, Dunn & Crutcher LLP

2. We note your response to comment 10 of our letter dated July 28, 2006. Please delete this limitation or alternatively, provide to us a detailed legal analysis that explains counsel's purpose for including this limitation in the legal opinion. In

Robert E. Dose
Virco Mfg. Corporation
September 6, 2006
Page 2

particular, please have counsel explain his belief that not including this limitation would be misleading to investors, given the generally accepted proposition that all lawyers are deemed capable of opining on Delaware law. Please also have counsel revise the opinion to state that this limitation will have no effect on an investor's ability to rely on counsel's Delaware law opinion and no effect on the rights and responsibilities of either counsel or the company under the federal securities laws. We may have further comment based on your response.

3. Please also have counsel confirm to us that he concurs with our understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. We note the opinion currently refers only to "the Delaware General Corporation Law and reported judicial decisions interpreting those laws." In addition, please have counsel file this written confirmation as correspondence on EDGAR.

Closing Comment

4. Please also review the representations requested on pages 3-4 of our letter dated July 28, 2006 and provide these representations in the form requested.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Robert K. Montgomery, Esq. (*via facsimile* 310/557-8005)
Gibson, Dunn & Crutcher LLP
2029 Century Park East Suite 4000
Los Angeles, California 90067